UNITED STATES OF AMERICA

BEFORE THE

U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15225

First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

In the Matter of

Capital Group ETF Trust

Capital Research and Management Company

American Funds Distributors, Inc.

333 South Hope Street

Los Angeles, CA 90071

Please send all communications regarding this Application to:

Clara Kang

Capital Research and Management Company

333 South Hope Street, 50th Floor

Los Angeles, CA 90071

With a copy to:

Michael W. Mundt

Stradley Ronon Stevens & Young, LLP

2000 K Street, N.W., Suite 700

Washington, DC 20006

Page 1 of 8 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on June 14, 2021

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of Capital Group ETF Trust Capital Research and Management Company American Funds Distributors, Inc. File No. 812-15225	First Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act , and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

I.	SUMMARY OF APPLICATION

In this first amended and restated application, Capital Group ETF Trust (the “Trust”), Capital Research and Management Company (the “Adviser”) and American Funds Distributors, Inc. (the “Distributor,” and together with the Trust and the Adviser, the “Applicants”) apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act, and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the "Reference Order"), issued by the U.S. Securities and Exchange Commission (the “Commission”), which terms and conditions are hereby incorporated by reference into this Order.[1]

Applicants request that the relief apply to the series of the Trust listed in Appendix A (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Adviser or any entity controlling, controlled by, or under common control with the Adviser (any such entity included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and

[1] Fidelity Beach Street Trust, et al., Investment Company Act Rel. Nos. 33683 (November 14, 2019) (notice) and 33712 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to the Section 12(d)(1) Relief, except as necessary to allow a Fund’s receipt of Representative ETFs included in its Tracking Basket solely for purposes of effecting transactions in Creation Units (as these terms are defined in the Reference Order), notwithstanding the limits of Rule 12d1-4(b)(3). Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein other than with respect to such limited exception.

the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).[2]

 No form having been specifically prescribed for this application, Applicants proceed under Rule 0-2 under the Act.

II.	APPLICANTS

A. The Trust

The Trust is a statutory trust organized under the laws of the State of Delaware and will consist of one or more series operating as a Fund. The Trust is registered with the Commission as an open-end management investment company under the Act.

B. The Adviser

The Adviser will be the investment adviser to the Initial Fund. The Adviser is a Delaware corporation with its principal place of business in Los Angeles, California. The Adviser is, and any other Adviser will be, registered as an “investment adviser” under Section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Adviser has entered into a licensing agreement with Fidelity Management & Research Company or an affiliate thereof in order to utilize its proprietary mathematical optimization process when creating Tracking Baskets, as described in the Reference Order.

Subject to approval by the Fund’s board of trustees, the Adviser will serve as investment adviser to the Funds. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to the Funds (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C. The Distributor

The Distributor is a California corporation and a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the principal underwriter of shares of the Initial Fund (“Shares”). Applicants request that the relief requested in this application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this application and be registered under the Exchange Act as a broker-dealer. The distributor will distribute Shares on an agency basis.

[2] All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order. For the reasons stated in the Reference Order, Applicants believe that:

•	With respect to the relief requested pursuant to Section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;
•	With respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, and are consistent with the policies of each registered investment company concerned and with the general purposes of the Act; and
•	With respect to the relief requested pursuant to Section 12(d)(1)(J), the relief is consistent with the public interest and the protection of investors.

IV.	NAMES AND ADDRESSES

Pursuant to Rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this application. Applicants further state that all written or oral communications concerning this application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this application in accordance with Rule 0-2 under the Act. Applicants have attached the required verifications to the application. In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.

Erik A. Vayntrub, Trustee of Capital Group ETF Trust, is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the board of Capital Group ETF Trust on June 10, 2021.

RESOLVED	that the officers and trustees of the Trust are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC the application for exemptive relief (1) under Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the 1940 Act and Rule 22c-1 under the 1940 Act; (2) under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act; and (3) under Section 12(d)(1)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act (the “Exemptive Relief Application”) on behalf of the Trust; and it is further

RESOLVED:	that the officers and trustees of the Trust are hereby authorized and directed to prepare, or cause to be prepared, and to execute and file with the SEC any and all amendments to the Exemptive Relief Application on behalf of the Trust; and it is further

RESOLVED	that the officers and trustees of the Trust are hereby authorized and directed, for and on behalf of the Trust, to take, or cause to be taken, any and all such other actions as such officers and trustees, in their judgment, deem to be necessary or advisable to obtain the exemptive relief requested in the Exemptive Relief Application or to otherwise effect any of the resolutions adopted herein and to carry out the purposes and intent thereof.

Michael J. Triessl, Senior Vice President of Capital Research and Management Company, is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Senior Vice President.

Timothy W. McHale, Secretary of American Funds Distributors, Inc., is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in him as Secretary.

In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the application, Applicants respectfully request that the Commission issue the Order under Sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this application.

Capital Group ETF Trust

By:	/s/ Erik A. Vayntrub
Name: Erik A. Vayntrub
Title: Trustee

Capital Research and Management Company

By:	/s/ Michael J. Triessl
Name: Michael J. Triessl
Title: Senior Vice President

American Funds Distributors, Inc.

By:	/s/ Timothy W. McHale
Name: Timothy W. McHale
Title: Secretary

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated June 14, 2021 for an order for, and on behalf of, Capital Group ETF Trust; that he is Trustee of such entity; and that all actions by the trustees or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Capital Group ETF Trust

By:	/s/ Erik A. Vayntrub
Name: Erik A. Vayntrub
Title: Trustee

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated June 14, 2021 for an order for, and on behalf of, Capital Research and Management Company; that he is Senior Vice President of such company; and that all actions by the directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Capital Research and Management Company

By:	/s/ Michael J. Triessl
Name: Michael J. Triessl
Title: Senior Vice President

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned states that he has duly executed the attached application dated June 14, 2021 for an order for, and on behalf of, American Funds Distributors, Inc.; that he is Secretary of such company; and that all actions by the directors or other persons necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

American Funds Distributors, Inc.

By:	/s/ Timothy W. McHale
Name: Timothy W. McHale
Title: Secretary

 APPENDIX A

Initial Fund

The Initial Fund will seek both income and long-term growth of capital. Under normal circumstances, the Initial Fund will invest at least 80% of its assets in dividend-paying common stocks of larger, more established companies domiciled in the United States.